Matthew J. Foehr Vice President and Comptroller	Chevron Corporation 6001 Bollinger Canyon Road San Ramon, CA 94583 Tel 925 842 3232 Fax 925 842 2280

December 20, 2011

BY ELECTRONIC TRANSMISSION Ms. Cecilia D. Blye	[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83
Office of Global Security Risk Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-5546

Re:	Chevron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-00368

Dear Ms. Blye:

In your letter dated November 10, 2011, you provided comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) of Chevron Corporation (“Chevron” or the “company”). We appreciate the Staff’s agreement to extend the time for the submission of this response. The questions in your letter are set forth below in italics and the company’s responses thereto follow.

Chevron requests confidential treatment of the highlighted portions of this letter in accordance with 17 C.F.R. section 200.83.

1.	You disclose on page 29 that your foreign-flagged vessels transport crude oil from the Middle East, a region generally understood to include Iran, Sudan, and Syria. Also, we are aware of news reports that you have an interest in the Azeri-Chirag-Guneshli oil and natural gas fields, and that Azerbaijan exports crude oil and natural gas from those fields to Iran. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and/or Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your letter to us dated July 27, 2007. Your response should describe any goods that you have purchased from, and any goods, services, technology, information, or support that you have provided into, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The company has no facilities, assets or employees in Iran, Sudan or Syria and only limited contact with those countries. All contacts the company has had with such countries, or persons within or controlled by them, was permitted under U.S. law. These are described below.

Ms. Cecilia D. Blye	[***] Confidential Treatment Requested by Chevron Corporation (001-00368) pursuant to 17 C.F.R. § 200.83
Securities and Exchange Commission
December 20, 2011
Page 2

Sudan

Chevron employees met with officials of South Sudan in October 2011 at the company’s offices in Houston. As South Sudan was recently formed as an independent state in July 2011, Chevron’s understanding was that the South Sudanese officials were visiting international oil companies to explore their potential interest in South Sudan. The meeting was brief and the Chevron employees determined not to pursue further engagement.

The company supplementally provides additional information regarding the following:

•	[***]

•

Chevron has retained the services of counsel in Sudan to protect its patents in the region. The payment of legal fees, which were approximately $6,000, in connection with this engagement is permissible under applicable sanctions regulations.

Syria

Prior to the imposition of sanctions on Syria in 2011, the company purchased distillates of Syrian origin from resellers and sold refined products to entities that are partly owned by Syrian nationals or to other companies which the company believes resold them to entities in Syria. The volume and dollar amount of these transactions were immaterial, both individually and in the aggregate. Specifically, in 2007 and 2008, the company’s GS Caltex affiliate sold approximately $85,000 of aviation fuel in Asia to an entity believed to be owned by Syrian interests; the company’s total sales of aviation fuel during that period was about $36 billion. From 2007 to 2009, the company’s Chevron Oronite affiliate sold a total of approximately $1 million of lubricants to a French company, which the company believes resold the products to a lubricants blender in Syria. This amount was approximately 0.02 percent of that affiliate’s sales during that period. In 2010, a Chevron subsidiary purchased Syrian-origin gasoil from a reseller for approximately $32 million, or approximately 0.2 percent of the company’s gasoil purchases in that year.

[***]

Iran

The company holds a minority interest in the Azeri-Chirag-Guneshli (ACG) project, which is operated by affiliates of BP plc in Azerbaijan. Each project participant, which includes the national oil company of Azerbaijan, transports, markets and sells its own share of production from the ACG field. None of the company’s share of production is exported to Iran.

[***]

On November 14, 2011, OFAC implemented certain of the sanctions imposed on seven persons by the Secretary of State under the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (CISADA). One such entity affected by OFAC’s sanctions is Tanker Pacific Management (Singapore) Pte. Ltd. (“Tanker Pacific”), on which sanctions began as of May 24, 2011. Tanker Pacific was identified by the Department of State under CISADA for its role in a September 2010 transaction that provided a tanker valued at $8.65 million to the Islamic Republic of Iran Shipping Lines (IRISL), an entity that has been designated by the United States and the European Union for its role in supporting Iran’s proliferation activities. According to the Department of State notification, Tanker Pacific failed to exercise due diligence and did not heed publicly available and easily obtainable information that would have indicated that it was dealing with IRISL. As such, Tanker Pacific is barred from securing financing from the Export-Import Bank of the United States, from

Ms. Cecilia D. Blye	[***] Confidential Treatment Requested by Chevron Corporation (001-00368) pursuant to 17 C.F.R. § 200.83
Securities and Exchange Commission
December 20, 2011
Page 3

obtaining loans over $10 million from U.S. financial institutions, and from receiving U.S. export licenses. Since May 24, the company has conducted limited business with Tanker Pacific, or entities the company believes to be its affiliates; none of such business is prohibited by the sanctions described in the previous sentence. The amount in question is approximately $8 million, or less than 0.6 percent of the company’s spend on chartering services in the year to date.

The company supplementally provides information regarding the following transactions:

•	EPPCO Projects Co. LLC (EPPCO) is owned 51% by Emirates National Oil Company (ENOC), which is wholly owned by the Government of Dubai, and 49% by an indirect Chevron subsidiary. [***]

[***]

•

Chevron has retained the services of counsel in Iran to protect its patents in the region. The payment of legal fees in connection with this engagement is permissible under applicable sanctions regulations. Chevron has paid approximately $52,000 in legal fees to date.

We have not identified any additional types of substantive business activity or prospective activity relating to Iran, Sudan or Syria since our last response on this topic in 2007.

2.	Please discuss the materiality of your business activities in, and other contacts with, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

The company has reviewed selected state and local legislation as well as investor-based initiatives regarding companies that do business with U.S.-designated state sponsors of terrorism, as referenced in your letter. Based on Chevron’s review of the contacts described in its responses to question 1 above, Chevron does not believe that its activities with or in such states is material from a quantitative or qualitative perspective. From a quantitative point of view, the amounts at issue and the scope of the activities relative to the company’s worldwide operations, either individually or in the aggregate with respect to any of Sudan, Syria or Iran, are not material. From a qualitative point of view, the company believes that its operations and activities with respect to those countries are limited in nature and in compliance with all applicable sanctions. The company believes that the risk of reputational damage, and the concomitant effect on the company’s share price, is remote and insignificant.

*     *     *

In accordance with the request in your letter, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Cecilia D. Blye	[***] Confidential Treatment Requested by Chevron Corporation (001-00368) pursuant to 17 C.F.R. § 200.83
Securities and Exchange Commission
December 20, 2011
Page 4

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions related to the information provided in this letter to Mr. Al Ziarnik, Assistant Comptroller, at (925) 842-5031 or by electronic mail at apzi@chevron.com.

Very truly yours,

/s/ Matthew J. Foehr

cc:	Mr. P. Bhaumik (Securities and Exchange Commission)

Mr. H. R. Schwall (Securities and Exchange Commission)

Mr. T. M. Kee (Pillsbury Winthrop Shaw Pittman LLP)